Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 14 DATED JUNE 2, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (as supplemented, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our Second Follow-on Offering (as defined below);
●	Update information regarding our distributions;
●	Update our description of our common shares; and
●	Update our plan of operation.

Status of Our Second Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering of $50,000,000 in common shares pursuant to Regulation A (the “Initial Offering”) on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated the Initial Offering. On May 13, 2022, we commenced our second follow-on offering pursuant to Regulation A (the “Second Follow-on Offering”) (together with the Initial Offering and Follow-on Offering, the “Offering”) and terminated the Follow-on Offering.

We are offering in this Second Follow-on Offering up to $67,475,141 of our common shares (comprised of $62,831,545 of shares in our primary offering and $4,643,596 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 of our common shares. As of April 30, 2025, we had raised total aggregate gross offering proceeds of approximately $146,803,000 and had issued approximately 14,415,000 of our common shares in the Offering, which have been purchased by approximately 7,700 unique investors.

In addition, as of the date of this supplement, we have received requests for the repurchase of our common shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of our common shares outstanding during the prior calendar year, or (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis.

For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares—Quarterly Share Repurchase Program.”

Distributions

On March 28, 2025, our board of managers authorized a daily cash distribution of $0.0013578082 per share (the “Distribution”) of our common shares to shareholders as of the close of business on each day in the period commencing on May 1, 2025 and ending on May 31, 2025 (the “Distribution Period”). The Distribution is payable to the shareholders of record as of the close of business on each day in the Distribution Period. The board of managers expects the Distributions will be paid on or about June 15, 2025.

The Distribution equates to approximately 6.0% on an annualized basis assuming a $8.26 per share net asset value (“NAV”) (the current purchase price beginning on May 1, 2025 and ending on May 13, 2025), and approximately 6.2% on an annualized basis assuming a $7.97 per share NAV (the current purchase price effective May 14, 2025), calculated for the Distribution Period. The annualized basis return is not a guarantee or projection of future returns, and the board of managers may in the future authorize lower distributions or no distributions at all for any given period.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares—Distributions”:

As of June 2, 2025, cumulative since inception, we have paid 103 consecutive monthly distributions to shareholders totaling over $42,500,000, of which approximately $20,200,000 was paid in cash and $22,300,000 was reinvested in our common shares pursuant to the distribution reinvestment plan.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Columbus Office Portfolio – Columbus, Ohio

As previously disclosed, on November 5, 2019, we acquired a $7,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of an office portfolio consisting of a pair of non-contiguous office buildings located in Columbus, Ohio. We acquired the Equity Investment from Columbus Office Portfolio, LLC (“Columbus Office”), a special purpose entity of which the Company is the sole member. In connection with the Equity Investment, Columbus Office entered into a loan from an unaffiliated lender (the “Lender”) in the amount of $33,635,340 (the “Loan”).

Also as previously disclosed, on December 1, 2024, Columbus Office entered into maturity default under the terms of the Loan, and the manager of Columbus Office was then working on a loan modification and extension with the Lender.

On April 30, 2025, Columbus Office entered into a loan modification and extension to the Loan (collectively, the “Loan Modification”), which initially extends the maturity date to August 15, 2025 and provides the opportunity for further extensions in certain circumstances.